COMMENTS RECEIVED ON AUGUST 27, 2007

FROM CHRISTIAN SANDOE

FIDELITY RUTLAND SQUARE TRUST (File Nos. 333-109560 and 811-21439)

PAS Core Income Fund of Funds

PAS Income Opportunities Fund of Funds

POST-EFFECTIVE AMENDMENT NO. 10

1. All funds

"Investment Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing in a combination of affiliated fixed income funds (i.e., Fidelity fixed income funds), and non-affiliated fixed income funds that participate in Fidelity's FundsNetwork® (underlying funds)."

C: The Staff would like confirmation that the investment mix of affiliated and unaffiliated funds meets the requirements of Rule 12d1-2.

R: The funds will meet the requirements of Rule 12d1-2 in their investments in affiliated and unaffiliated funds.

2. PAS Core Income Fund of Funds

"Investment Summary" (prospectus)

"Principal Investment Strategies"

"Investing in underlying funds to diversify the fund's portfolio in terms of different assets classes, market sectors, and maturities."

C: The Staff would like us to identify the credit quality and maturity strategies of the underlying funds that the fund invests in.

R: The funds do not have principal investment strategies of investing in securities of a particular credit quality or maturity.

3. All funds

Fee Table (prospectuses)

C: The Staff would like confirmation that the fund waiver is intended to be "0.00%" and not "None."

R: We confirm that the adviser intends to waive its management fee and reimburse the fund so that total operating expenses, except for the expenses noted in the footnote to the fee table, will not exceed 0.00%. The fee table will be updated in the funds' next filing.

4. All funds

"Investment Details" (prospectuses)

"Principal Investment Strategies"

(PAS Core Income)

"Strategic Advisers normally allocates assets among underlying funds according to an allocation strategy designed to achieve portfolio characteristics similar to that of the Lehman Brothers U.S. Aggregate Index, a market value-weighted index of taxable investment-grade fixed-rate debt issues, including government, corporate, asset-backed, and mortgage-backed securities, with maturities of one year or more, designed to represent the performance of the U.S. investment-grade fixed-rate bond market."

(PAS Income Opportunities)

"Strategic Advisers normally allocates assets among underlying funds according to an allocation strategy designed to achieve portfolio characteristics similar to that of the Merrill Lynch U.S. High Yield Master II Constrained Index, a market value-weighted index of all domestic and yankee high-yield bonds, including deferred interest bonds and payment-in-kind securities. Issues included in the index have maturities of one year or more and have a credit rating lower than BBB-/Baa3, but are not in default."

C: The Staff requests we disclose the underlined information above in the risk return summary, as well as disclose the average credit quality and maturity as of a recent date.

R: With respect to the first part of the comment, we believe the existing disclosure in the "Principal Investment Strategies" section is sufficient. With respect to the second part of the comment, we believe we address this request in comment 2 that the funds do not have principal investment strategies of investing in securities of a particular credit quality or maturity.

5. All funds

"Investment Details" (prospectuses)

"Principal Investment Risks"

"There is additional risk for PAS [Core Income/Income Opportunities] with respect to aggregation of holdings of underlying affiliated fund (i.e., Fidelity fund) holdings, which may result in PAS [Core Income/Income Opportunities] indirectly concentrating assets in a particular industry or group of industries, or in a single issuer. Such indirect concentration may have the effect of increasing the volatility of PAS [Core Income's/Income Opportunities'] returns. PAS [Core Income/Income Opportunities] does not control the investments of the underlying affiliated funds and any indirect concentration is a result of the underlying affiliated funds pursuing their own investment objectives."

C: The Staff requests we add disclosure regarding the look-through policy for underlying funds.

R: We believe that the existing SAI disclosure adequately addresses this comment, and that there is no need for the disclosure to be moved to the prospectus.

6. All funds

"Fund Services" (prospectuses)

"Fund Management"

C: The Staff believes additional disclosure is needed adjacent to the investment advisory language indicating that information relating to the Trustees' approval of investment advisory contracts is available in the fund's next semiannual/annual report including the period of the report.

R: The following disclosure will be included in the fund's next filing:

"The basis for the Board of Trustees approving the management contract and administration agreement for the fund will be included in the fund's annual report for the fiscal period ended February 29, 2008, when available."

7. All funds

"Back Cover" (prospectuses)

C: The Staff requests we disclose the Fund website or indicate why one is not available.

R: We believe that adequate disclosure concerning the lack of a Fund website is contained in the last sentence of the second box contained on the Back Cover, which states:

"The fund does not have a public internet website on or through which the SAI, the fund's annual and semi-annual reports and other related materials are made available."

8. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.